

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 20, 2023

James Mock
Chief Financial Officer
Moderna, Inc.
200 Technology Square
Cambridge, MA 02139

> **Re: Moderna, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 1-38753**

Dear James Mock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97
Results of operations, page 104

1. You disclose on page 105 that the increases in cost of sales during 2022 "were mainly due to write-downs for excess and obsolete inventory related to our COVID-19 vaccines, unutilized manufacturing capacity and losses on firm purchase commitments of raw materials, driven by a shift in product demand, as well as a catch-up royalty payment of $400 million to the National Institute of Allergy and Infectious Diseases" (NIAID). We note the following:

    •   The inventory write-down of $1.3 billion is not quantified until page 136 - wherein you have also disclosed that write-downs were "immaterial" in 2021 and 2020 - and the nature is not described. However, the fourth quarter of 2022 earnings release indicates that the write-downs are "related to COVID-19 products that have exceeded

> or are expected to exceed their approved shelf-lives prior to being used".
- The unutilized manufacturing capacity charge is not quantified nor is its nature described. The fourth quarter of 2022 earnings release indicates that the charge is $776 million.

Given the materiality of cost of sales to your income from operations and net income and the concerns presented in the foregoing bullets, please revise the future disclosures in your filings as applicable to provide: i) more prominent quantitative information of such significant charges and a fulsome description of the facts and circumstances that have resulted in these charges; and ii) an informative discussion of the trends and factors you are experiencing that would help a reader better understand the appropriateness of such charges as your operations and jurisdictions are transitioning toward endemic seasonal market environments for your products. For example, because the inventory write-down was $1.3 billion in 2022 compared to being immaterial in 2021, your disclosure should quantify the shelf-life of your COVID-19 vaccines, the remaining shelf-life of the inventory on the books as of December 31, 2022, etc.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences